ECONOMY SECURITIES, INCORPORATED

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Broker-dealer is exempt from Rule 15c3-3. All customer transactions are cleared through Hilltop Securities, Inc. on a fully disclosed basis.

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 DECEMBER 31, 2018

Broker-dealer did not handle any customer cash or securities during the year ended December 31, 2018 and does not have any customer accounts.